press release

ArcelorMittal publishes convening notice for Annual General Meeting of shareholders

8 April 2014 - ArcelorMittal has published the convening notice for its Annual General Meeting of shareholders, which will be held on Thursday 8 May 2014 at 10:30 local time at the company’s office, 24-26 Boulevard d’Avranches in Luxembourg.

The ArcelorMittal shareholders entitled to vote at the Annual General Meeting will be those who are shareholders on the record date of 24 April 2014 at midnight (24:00 hours) Central European Time.

The convening notice, the Annual Report 2013, voting forms and all other meeting documentation will be available on ArcelorMittal's website http://corporate.arcelormittal.com/ under Investors – Equity investors – Shareholders’ meetings, from 8 April 2014. Shareholders may obtain, free of charge, a copy of the Annual Report 2013 in English (an abbreviated form is also available in French) at ArcelorMittal's registered office, by calling +352 4792 3198, sending a fax to +352 26 48 19 95 or +44 20 7629 7993, or emailing privateinvestors@arcelormittal.com.